

Issuer Free Writing Prospectus dated January 29, 2026
File Pursuant to Rule 433
Registration No. 333-271262

Aster & Links

A Premier Operating Mixed-Use Destination in Downtown Sarasota

Aster & Links is a flagship asset within Belpointe OZ’s portfolio. The 424-unit mixed-use development in downtown Sarasota, Florida, integrates Class A residential living with thoughtfully designed retail space in a walkable, urban setting. Now operating and in active lease-up, the property reflects Belpointe OZ’s focus on high-quality assets positioned in high-growth potential markets.


ASTER

Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. An investment in our Class A units is subject to market risk, which means the value of our Class A units may go down as well as up in response to a number of factors beyond our control, including our future prospects, the outlook for the sectors and geographic markets in which we invest and operate, the stock market in general and broader economic conditions. Past performance does not guarantee future results, which may vary.

Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information, visit www.sec.gov or investors.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing IR@belpointeoz.com. Read the prospectus in its entirety before making an investment decision.

This report is current as of January 2026, is solely for educational and informational purposes and does not constitute legal, tax or investment advice, nor should it form a primary basis for your investment decisions. The tax law is subject to change in the future or retroactively and you should carefully consider your own circumstances and consult with your own legal, tax and investment advisors when assessing any potential investment course of action.

The bridge strategy discussed in this report may result in adverse tax consequences, including wash sales. Under current wash sale rules, a loss from the sale of securities is disallowed if a taxpayer acquires, or enters into a contract or option to acquire, "substantially identical" securities within 30 days before or after such sale. You are strongly urged to discuss the tax implications of any tax strategy or transaction, including any potential wash sales, with your own legal, tax and investment advisors.

Any statements in this report concerning federal, state or local tax matters are not intended to be and cannot be used for purposes of avoiding penalties imposed on the relevant taxpayer.

This report may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this report is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

Aster & Links: Project Overview

Aster & Links is now a fully operating mixed-use development, bringing a vibrant residential and retail experience to downtown Sarasota, Florida. With strong leasing momentum and an active ground-floor retail component, the property has successfully transitioned from vision to a flourishing community hub.

Integrated Mixed-Use

424 Class A residential units seamlessly combined with thoughtfully designed ground-floor retail spaces.[1]

Residential Leasing

Exceeding 60% as of January 2026, demonstrating strong market demand during active lease-up.

Premier Downtown Location

Situated in the heart of Sarasota, offering a highly walkable and dynamic urban living experience.

Vibrant Retail Activity

Operating retail component generates daily foot traffic, enhancing the resident experience and community.

Differentiated Unit Sizes

Residential units are approximately 30%–40% larger than many comparable downtown apartments,[2] addressing immediate demand for ample space and long-term livability, while maintaining optionality for future condo conversion.

1. For additional details, floor plans, and visuals, visit: asterandlinks.com.
2. Derived from internal data maintained by Belpointe PREP, LLC.

A Premier Mixed-Use Development



Downtown Sarasota Location

Address: 1991 Main Street, Sarasota, FL

Located in Sarasota's historic downtown, Aster & Links is within walking distance of dining, shopping, and cultural venues, including St. Armands Circle. The property is also minutes from Siesta Key Beach, Lido Key Beach, Bayfront Park, and other key regional attractions.



Residential Units

Residential units, ranging from one- to four-bedroom layouts, including townhome-style and penthouse residences. Units feature contemporary finishes and modern layouts designed for long-term urban living.[1]


SPROUTS
FARMERS MARKET
ORGANI

Retail Space

Approximately 51,000 square feet of ground-floor retail space activates the streetscape and supports a dynamic mixed-use environment. The anchor tenant, Sprouts Farmers Market®, occupies approximately 23,000 square feet and is open and operating.

Integrated Urban Design & Amenities



Parking & Access

Aster & Links includes over 900 garage and surface-level parking spaces, supporting residential demand and ground-floor retail traffic in a dense downtown location.



Resident Amenities

The property offers a comprehensive amenity package, including heated saltwater pools, rooftop terraces, a sky lounge, fitness centers, clubrooms, courtyards, and outdoor gathering areas.[3]



Regional Connectivity

Aster & Links is located minutes from Sarasota–Bradenton International Airport. Convenient access to Interstate 75, seamlessly connecting Sarasota to Tampa Bay, St. Petersburg, and Southwest Florida.

.

3. A full list of Aster & Links' amenities can be viewed at: asterandlinks.com/amenities.



Downtown Sarasota: Market Overview

Aster & Links is strategically located in the vibrant core of downtown Sarasota, offering premium access to the region's key employment centers, robust transportation infrastructure, and exquisite coastal amenities.

Supply-Constrained Coastal Market

Sarasota is a high-demand coastal city characterized by limited new Class A apartment supply, strong in-migration, and sustained demand for downtown, walkable, luxury residential products.

Demographic & Demand Drivers

The market continues to benefit from population growth driven by professionals, retirees, and remote workers seeking quality of life, climate, and access to cultural and outdoor amenities.

Economic Base

Sarasota's economy is supported by a diversified employment base, including healthcare, professional services, finance, and education, contributing to long-term housing stability.

Sarasota: A Vibrant Coastal Lifestyle

Sarasota combines coastal access, cultural depth, and an active downtown environment—factors that support sustained residential demand in walkable, mixed-use locations.



Siesta Key Beach

Widely recognized for its quartz-white sand and clear waters, Siesta Key offers year-round recreational appeal and is a key quality-of-life driver for full-time residents.



Lido Key Beach

Located minutes from downtown, Lido Key provides direct beach access alongside proximity to dining and retail at St. Armands Circle.



St. Armands Circle

A central retail and dining destination featuring boutiques, restaurants, and pedestrian-friendly streets, supporting consistent foot traffic and local activity.



Bayfront Park

An expansive waterfront park offering open space, marina views, and connectivity between downtown residential areas and Sarasota Bay.



Downtown Sarasota

Downtown Sarasota anchors the city's cultural and residential core, with theaters, galleries, restaurants, and year-round programming that reinforce its appeal as a live-work-play environment.

Major Area Employers & Economic Drivers

Sarasota benefits from a diversified employment base supporting long-term residential demand, anchored by healthcare, insurance, manufacturing, education, and hospitality.

Healthcare

- Sarasota Memorial Health Care System
- HCA Florida Sarasota Doctors Hospital

Insurance, Finance & Professional Services

- FCCI Insurance Group
- Xfinity (Comcast)

Manufacturing & Industrial

- Sun Hydraulics
- PGT Innovations

Education, Arts & Hospitality

- Ringling College of Art and Design


ASTER

Belpointe OZ Overview

Publicly Traded QOF

Belpointe OZ is a publicly traded Qualified Opportunity Fund (NYSE American: “OZ”), focusing on multifamily and mixed-use real estate developments within Opportunity Zones.

Operating Asset Exposure

Belpointe OZ’s portfolio includes substantially complete assets in lease-up, such as Aster & Links in Sarasota, FL, and VIV in St. Petersburg, FL.

Growth Market Focus

Belpointe OZ targets U.S. markets with favorable demographic and supply-demand dynamics for strategic investment.

Investing with Belpointe OZ

1 Expertise

Belpointe OZ's management team has extensive in-house real estate management, construction and development expertise.[4]

2 Scale

Belpointe OZ has over $1B, in its development pipeline.[5]

3 Focus

Belpointe OZ's management team specializes in multifamily and mixed-use projects, with a particular emphasis on high growth potential markets like Sarasota.

4 Track Record

Belpointe OZ's sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs.[6]

5 Prime Opportunity

Consider investing in a qualified opportunity fund that is currently leasing 2 major assets expected to be stabilized between the end of 2026 and beginning of 2027.

6 Market Leadership Potential

Capitalize on Sarasota's continued growth prospects and Aster & Links' potential as a premier asset in the Sarasota market.

4. Belpointe OZ is externally managed by, Belpointe PREP Manager, LLC, an affiliate of Belpointe, LLC, our sponsor.
5. Based on internal estimates prepared and maintained by Belpointe OZ.
6. As reported in the Prior Performance Tables included in Appendix A to Belpointe OZ's Registration Statements on Form S-11 (File No. 333-271262).

Take the Next Step

1. **Contact us**

   Click here to reach out to our investment team for detailed information and prospectus.

2. **Schedule a Tour**

   Click here to experience Aster & Links firsthand with a personalized property tour.

3. **Join Our Vision**

   Become part of Sarasota's growth story with Belpointe OZ and Aster & Links.

Investor Relations Contact

Email:

IR@belpointeoz.com

Phone:

(203) 883-1944

Websites:

belpointeoz.com + asterandlinks.com

Headquarters:

255 Glenville Road, Greenwich, CT 06831